恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

RECEIVED
2008 DEC -2 A 4:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: HASE/TL/HI/05453

3rd September, 2008

08006045

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re: Henderson Investment Limited (Stock Code : 97)
Announcement – Date of Board Meeting

We enclose for your information a copy of the Company's announcement on 2nd September, 2008 in relation to the subject matter, which is published on the websites of the Hong Kong Exchanges and Clearing Limited and the Company.

Yours faithfully,

Timon Liu
Company Secretary

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability
(Stock Code : 97)

DATE OF BOARD MEETING

The board of directors (the "Board") of Henderson Investment Limited (the "Company") announces that a meeting of the Board will be held on Thursday, 18 September 2008, for the purpose of, among other things, approving the publication of the annual results announcement of the Company and its subsidiaries for the year ended 30 June 2008 and considering the payment of the final dividend.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 2 September 2008

As at the date of this announcement, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

END